SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29711; File No. 812-13914]

J.P. Morgan Securities LLC, et al.; Notice of Application and Temporary Order

June 29, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to an injunction entered against J.P. Morgan Securities LLC ("J.P. Morgan Securities") on June 29, 2011 by the United States District Court for the Southern District of New York ("Injunction"), until the Commission takes final action on an application for a permanent order. Applicants also have applied for a permanent order.

Applicants: J.P. Morgan Securities; Bear Stearns Asset Management Inc. ("BSAM"); Bear Stearns Health Innoventures Management, L.L.C. ("BSHIM"); BSCGP Inc. ("BSCGP"); Constellation Growth Capital LLC ("Constellation"); Constellation Ventures Management II, LLC ("Constellation II"); Highbridge Capital Management, LLC ("Highbridge"); JF International Management Inc. ("JFIMI"); JPMorgan Asset Management (UK) Limited ("JPMAMUK"); JPMorgan Distribution Services, Inc. ("JPMDS"); J.P. Morgan Institutional Investments, Inc. ("JPMII"); J.P. Morgan Investment Management Inc. ("JPMIM"); J.P. Morgan Latin America Management Company, LLC ("JPMLAM"); J.P. Morgan Partners, LLC ("JPMP"); J.P. Morgan Private Investments Inc. ("JPMPI"); OEP Co-Investors Management II, Ltd. ("OEP II"); OEP Co-Investors Management III, Ltd.

("OEP III", and together with OEP II, the "OEP Entities"); Security Capital Research &

Management Incorporated ("Security Capital"); Sixty Wall Street GP Corporation ("Sixty

Wall GP"); Sixty Wall Street Management Company, LLC ("Sixty Wall Management");

and Technology Coinvestors Management, LLC ("TCM") (collectively, the

"Applicants").[1]

Filing Date: The application was filed on June 21, 2011 and amended on June 29, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving Applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July

25, 2011, and should be accompanied by proof of service on Applicants, in the form of an

affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature

of the writer's interest, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants: J.P. Morgan Securities, 338 Madison Avenue,

New York, NY 10179; BSAM, BSHIM, BSCGP, Constellation II, JPMII, JPMIM,

JPMLAM, JPMP, JPMPI, Sixty Wall GP, Sixty Wall Management, and TCM, 270 Park

Avenue, New York, NY 10017; Constellation and Highbridge, 49 West 57th Street, 32nd

Floor, New York, NY 10019; JFIMI, 21st Floor, Chater House, 8 Connaught Road Central,

Hong Kong; JPMAMUK, 125 London Wall, London, UK EC2Y5AJ; JPMDS, 1111

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[1] Applicants request that any relief granted pursuant to the application also apply to any other company of which J.P. Morgan Securities is or may become an affiliated person within the meaning of Section 2(a)(3) of the Act (together with the Applicants, the "Covered Persons").

Polaris Pkwy, Columbus, Ohio 43240; OEP Entities, 320 Park Avenue, 18th Floor, New

York, NY 10022; and Security Capital, 10 South Dearborn Street, Suite 1400, Chicago, IL

60603.

For Further Information Contact: Laura J. Riegel, at (202) 551-6873, or Dalia Osman

Blass, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a temporary order and a summary of the

application. The complete application may be obtained via the Commission's website by

searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   Each of the Applicants (other than Constellation and Highbridge) is either

directly or indirectly a wholly-owned subsidiary of J.P. Morgan Chase & Co. ("JPMC").

Each of Constellation and Highbridge is an indirect, majority-owned subsidiary of JPMC.

JPMC is a financial services holding company whose businesses provide a broad range of

financial services. J.P. Morgan Securities is registered as a broker-dealer under the

Securities Exchange Act of 1934, as amended ("Exchange Act") and is registered as an

investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers

Act"). J.P. Morgan Securities does not currently serve as an investment adviser, sub-

adviser, depositor or principal underwriter (as defined in section 2(a)(29) of the Act) for

any of the registered investment companies ("Funds") or employees' securities companies

("ESCs", and included in the term Funds), as defined in section 2(a)(13) of the Act. BSAM

is registered as an investment adviser under the Advisers Act and serves as investment adviser or sub-adviser to various Funds, including as general partner that provides

investment advisory services to various ESCs. [2] BSHIM, BSCGP, Constellation II, the

OEP Entities and TCM serve as general partners that provide investment advisory services

to various ESCs. Constellation serves as a sub-adviser to various ESCs. Highbridge,

JFIMI, JPMAMUK, JPMIM, JPMPI, and Security Capital are registered as investment

advisers under the Advisers Act and serve as investment advisers or sub-advisers to

various Funds. JPMLAM, JPMP, Sixty Wall GP and Sixty Wall Management are

registered as investment advisers under the Advisers Act and serve as investment advisers

or sub-advisers to ESCs. JPMDS is registered as a broker-dealer under the Exchange Act

and serves as principal underwriter to certain Funds. JPMII is registered as a broker-dealer

under the Exchange Act and serves as placement agent to certain Funds. [3]

2.   On June 29, 2011, the United States District Court for the Southern District

of New York entered a judgment, which included the Injunction, against J.P. Morgan

Securities ("Final Judgment") in a matter brought by the Commission. [4] The conduct of

J.P. Morgan Securities alleged in the Complaint involved an offering of a largely synthetic

collateralized debt obligation ("CDO") whose portfolio consisted primarily of credit

default swaps referencing other CDO securities. The Complaint alleged that J.P. Morgan

Securities represented in marketing materials that the collateral manager selected the

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[2] Every Applicant that is a general partner that provides investment advisory services to one or more ESCs believes, for purposes of the application, that it is performing a function that falls within the definition of "investment adviser" in section 2(a)(20) of the Act.

[3] JPMII serves as placement agent to JPMorgan Institutional Trust with respect to three series. JPMorgan Institutional Trust is an open-end investment company registered under the Act, but its shares are not registered under the Securities Act of 1933, as amended. JPMII believes, for purposes of the application, that it performing a function that falls within the definition of "principal underwriter" in Section 2(a)(29) of the Act.

[4] U.S. Securities and Exchange Commission v. J.P. Morgan Securities LLC (f/k/a J.P Morgan Securities Inc.) Case No. 1:11-cv-04206-RMB (S.D.N.Y. June 29, 2011).

CDO's investment portfolio but failed to disclose that a hedge fund that purchased the subordinated notes (or "equity"), which also took the short position on roughly half of the portfolio assets, played a significant role in the selection process. The Final Judgment would restrain and enjoin J.P. Morgan Securities from violating sections 17(a)(2) and 17(a)(3) of the Securities Act. Without admitting or denying any of the allegations in the Complaint, except as to personal and subject matter jurisdiction, J.P. Morgan Securities consented to the entry of the Final Judgment and other equitable relief including certain undertakings.

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from engaging in or continuing any conduct or practice in connection with the purchase or sale of a security, or in connection with activities as an underwriter, broker or dealer, from acting, among other things, as an investment adviser or depositor of any registered investment company or a principal underwriter for any registered open-end company, registered unit investment trust or registered face-amount certificate company. Section 9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to a company, any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that J.P. Morgan Securities is an affiliated person of each of the other Applicants within the meaning of section 2(a)(3) of the Act. Applicants state that the entry of the Injunction results in Applicants being subject to the disqualification provisions of section 9(a) of the Act.

2.   Section 9(c) of the Act provides that the Commission shall grant an

application for exemption from the disqualification provisions of section 9(a) if it is

established that these provisions, as applied to the applicants, are unduly or

disproportionately severe or that the applicants' conduct has been such as not to make it

against the public interest or the protection of investors to grant the exemption. Applicants

have filed an application pursuant to section 9(c) seeking a temporary and permanent order

exempting them and other Covered Persons from the disqualification provisions of section

9(a) of the Act.

3.   Applicants believe they meet the standard for exemption specified in

section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would

be unduly and disproportionately severe and that the conduct of the Applicants has been

such as not to make it against the public interest or the protection of investors to grant the

exemption from section 9(a).

4.   Applicants state that the alleged conduct giving rise to the Injunction did

not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser

or depositor for any Fund (including as general partner providing investment advisory

services to ESCs) or as principal underwriter for any registered open-end company,

registered unit investment trust or registered face-amount certificate company.   Applicants

also state that to the best of their knowledge, none of the current directors, officers, or

employees of the Applicants that are involved in providing services as investment adviser

or sub-adviser of the Funds (including as general partner providing investment advisory

services to ESCs) or principal underwriter for any registered open-end company (or any

other persons in such roles during the time period covered by the Complaint) participated in the conduct alleged in the Complaint to have constituted the violations that provide a

basis for the Injunction. Applicants further represent that the personnel at J.P. Morgan

Securities who participated in the conduct alleged in the Complaint to have constituted the

violations that provided a basis for the Injunction have had no, and will not have any,

involvement in providing advisory, depositary (including as general partner providing

investment advisory services to ESCs) to the Funds or principal underwriting services to

any registered open-end company, registered unit investment trust, or registered face-

amount certificate company on the behalf of the Applicants or other Covered Persons.

Applicants also represent that because the personnel of the Applicants (other than those at

J.P. Morgan Securities) did not participate in the conduct alleged in the Complaint to have

constituted the violations that provide a basis for the Injunction, the shareholders of those

Funds were not affected any differently than if those Funds had received services from any

other non-affiliated investment adviser or principal underwriter. Applicants state that the

alleged conduct did not involve any Fund or the assets of any Fund.

     5.   Applicants state that their inability to continue to provide investment

advisory and subadvisory services to the Funds (including as general partner providing

investment advisory services to ESCs) and principal underwriting services to any

registered open-end company would result in potential hardship for the Funds and their

shareholders. Applicants state that they will, as soon as reasonably practical, distribute

written materials, including an offer to meet in person to discuss the materials, to the

boards of directors of the Funds ("Boards") (excluding, for this purpose, the ESCs) for

which the Applicants serve as investment adviser, investment sub-adviser or principal

underwriter, including the directors who are not "interested persons," as defined in section

2(a)(19) of the Act, of such Funds, and their independent legal counsel, if any, describing

the circumstances that led to the Injunction and any impact on the Funds, and the

application. Applicants state they will provide the Boards with the information concerning

the Injunction and the application that is necessary for the Funds to fulfill their disclosure

and other obligations under the federal securities laws.

6. Applicants also state that, if they were barred from providing services to the

Funds, the effect on their businesses and employees would be severe. Applicants state that

they have committed substantial resources to establishing expertise in providing advisory

and distribution services to Funds. Applicants further state that prohibiting them from

providing such services would not only adversely affect their businesses, but would also

adversely affect about 940 employees who are involved in those activities. Applicants also

state that disqualifying certain Applicants from continuing to provide investment advisory

services to the ESCs is not in the public interest or in the furtherance of the protection of

investors. Because the ESCs have been formed for certain key employees, officers and

directors of JPMC and its affiliates, it would not be consistent with the purposes of the

ESC provisions of the Act or the terms and conditions of the ESC orders to require another

entity not affiliated with JPMC to manage the ESCs. In addition, participating employees

of JPM and its affiliates likely subscribed for interests in the ESCs with the expectation

that the ESCs would be managed by an affiliate of JPMC.

7. Certain of the Applicants previously have applied for and received

exemptions under section 9(c) as the result of conduct that triggered section 9(a) of the

Act, as described in greater detail in the application.

<u>Applicants' Condition</u>:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

<u>Temporary Order</u>:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from June 29, 2011, until the Commission takes final action on their application for a permanent order.

By the Commission.

Elizabeth M. Murphy
Secretary